UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

 SEC File Number:  333-141480

(Check one)
☒ Form 10-K	☐ Form 20-F	☐ Form 11-K
☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For period ended:                  October 31, 2008

☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

For the transition period ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant:	Kentucky USA Energy, Inc.

Former Name if Applicable:

Address of Principal Executive Office:	321 Somerset Road, Suite 1

City, State and Zip Code:	London, KY 40741

PART II
RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check appropriate box.)

☒ (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, 10-D, N–SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

Registrant will not be able to file its Form 10-K annual report for the fiscal year ended October 31, 2008 (the “Report”) in a timely fashion without unreasonable effort or expense because the Registrant needs additional time to incorporate the information contained in its third-party reserves report into the Registrant’s financial statement notes and related disclosures to be included in the Report.  Registrant expects to file the Report on or before February 13, 2009.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact with regard to this notification.

Adam S. Gottbetter, Esq.	(212)	400-6900
	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
☒ Yes       ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes       ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

The Registrant currently anticipates that the Report will reflect a net loss of approximately $(4,100,439), or $(0.15) per share, for the fiscal year ended October 31, 2008.  This number includes an $877,989 loss from operations along with interest expenses of $7,829,219 for the twelve months ended October 31, 2008, against changes in the fair value of derivative liabilities of $4,596,769.

Kentucky USA Energy, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  January 29, 2009

By:	/s/ Steven D. Eversole
Name:	Steven D. Eversole
Title:	Chief Executive Officer